May 23, 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012- MTNDG0248 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Callable Step-Up Coupon Notes due May 29, 2024
We have the right to redeem the notes on any interest payment date on or after November 29, 2014. Unless redeemed by us, from and including the original issue date to but excluding May 29, 2016, the notes will bear interest during each semi-annual interest period at a per annum rate equal to 3.50%. Unless redeemed by us, from and including May 29, 2016 to but excluding May 29, 2020, the notes will bear interest during each semi-annual interest period at a per annum rate equal to 4.00%. Unless redeemed by us, from and including May 29, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at a per annum rate equal to 4.75%.

The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
FINAL TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$6,000,000
Pricing date:	May 23, 2012
Original issue date:	May 29, 2012
Maturity date:	May 29, 2024
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
From and including the original issue date to but excluding May 29 , 2016, unless redeemed by us:
•      3.50%
From and including May 29, 2016 to but excluding May 29, 2020, unless redeemed by us:
•      4.00%
From and including May 29, 2020 to but excluding the maturity date, unless redeemed by us:
•      4.75%

Interest payment period:	Semi-annually
Interest payment dates:	The 29th day of each May and November, beginning on November 29, 2012
Day-count convention:	30/360 Unadjusted
Redemption:
Beginning on November 29, 2014, we have the right to redeem the notes, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give notice at least 10 calendar days before the redemption date specified in the notice.

Redemption dates:	November 29, 2014 and each interest payment date thereafter
CUSIP:	1730T0XN4
ISIN:	US1730T0XN44
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per note	$1,000.00	$22.50	$977.50
Total	$6,000,000.00	$135,000.00	$5,865,000.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $22.50 from Citigroup Funding Inc. for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $22.50 for each note they sell.  Selected dealers not affiliated with Citigroup Global Markets Inc. will also receive a fixed selling concession of $22.50 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.

Prospectus Supplement and Prospectus filed on May 12, 2011:
 http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole and not in part, on any interest payment date beginning two and a half years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to the maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a comparable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. If we redeem the notes prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

■
The step-up feature presents different investment considerations than fixed-rate notes. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only during the last eight years of the term of the notes, nor can you be assured of receiving the interest rate of at least 3.50% per annum for more than two and a half years, because the notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first two and a half years following the issuance of the notes.  If general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of twelve years, subject to our right to redeem the notes starting on November 29, 2014.  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if general market interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  You are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes. The notes are not guaranteed by any entity other than Citigroup Inc. If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell your notes prior to maturity. The notes will not be listed on any securities exchange. Accordingly, the notes may have limited or no liquidity, and you should not invest in the notes unless you are willing to hold them to maturity.  Citigroup Global Markets Inc. (“Citigroup Global Markets”) may, but is not obligated to, make a market in the notes.  If Citigroup Global Markets does make a market in the notes, it may discontinue doing so at any time.  Because we do not expect that other broker-dealers will participate significantly in any secondary market for the notes, the price at which you may be able to sell your notes prior to maturity is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market at all for the notes.  The price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop may be significantly less than the stated principal amount.  Any sale of the notes prior to maturity may result in a substantial loss.  As a result, you should be prepared to hold your notes until maturity.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. The value of the notes may fluctuate, and if you are able to sell your notes prior to maturity or redemption, you may receive less than the principal amount of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the

May 2012	PS-2

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

issue price since the issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
The value of the notes prior to maturity will be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in any secondary market that may develop and the price at which Citigroup Global Markets may be willing to purchase the notes in any secondary market, including:  interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding and Citigroup Inc. As a result, the value of the notes will vary and may be less than the issue price at any time prior to maturity or redemption. Sale of the notes prior to maturity or redemption may result in a loss.

May 2012	PS-3

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

General Information
Interest:
The 29th day of each May and November, beginning on November 29, 2012, will be an interest payment date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of delayed payment.

Interest will be payable to payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date.

Redemption notices:
So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

U.S. federal income tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the sections entitled “Certain United States Federal Income Tax Considerations—United States Holders—Payments of Interest” and “Certain United States Federal Income Tax Considerations —Non-United States Holders” in the accompanying prospectus supplement for more information. The preceding discussion, when read in combination with those sections, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate, Citigroup Global Markets, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans.  As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans.  Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the

May 2012	PS-4

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes and assets of a Plan.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.  Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).  Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.  The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $22.50 from Citigroup Funding for each note sold in this offering.  From this underwriting fee, Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $22.50 for each note they sell.  Selected dealers not affiliated with Citigroup Global Markets will also receive a fixed selling concession of $22.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $6,000,000 aggregate principal amount of the notes (6,000 notes) for $977.50 per note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the notes to

May 2012	PS-5

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above. Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisers collectively. These dealers may reallow up to the full amount of such selling concession on sales to certain other dealers.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to “—Use of proceeds and hedging” above and “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.  See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for DTC.
Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914) 225-7000). All other clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, in connection with your investment in the notes.

Additional Information

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.26% per annum on the unpaid amount due.

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

May 2012	PS-6

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due May 29, 2024

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Funding Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc. respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc.  In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 26, 2012, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 26, 2012, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Funding Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Funding Inc. and Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Funding Inc. and Citigroup Inc., as applicable.

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Funding Inc. has duly established the terms of the notes offered by this pricing supplement and duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) each of Citigroup Funding Inc. and Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture dated as of June 1, 2005, among Citigroup Funding Inc., as issuer, Citigroup Inc., as guarantor, and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., has been duly authorized, executed, and delivered by Citigroup Funding Inc. and Citigroup Inc.; and (iv) the execution and delivery of such indenture by Citigroup Funding Inc. and Citigroup Inc. and of the notes offered by this pricing supplement by Citigroup Funding Inc., and the performance by each such party of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Douglas C. Turnbull, or other internal attorneys with whom he has consulted, have examined and are familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Funding Inc. and Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Funding Inc. or Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

May 2012	PS-7